FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 24, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
CNPJ/MF Nº. 07.628.528/0001-59 NIRE Nº. 35.300.326.237
publicly-held company

Call Notice

Annual Shareholders’ Meeting

The Shareholders of BrasilAgro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are invited to attend the Annual and Special Shareholders Meeting of the Company, to be held on October 27, 2014, at 2:30 pm, on first notice, at the head office of the Company, in the city of São Paulo, State of São Paulo, located at Avenida Brigadeiro Faria Lima, n. º 1.309, 5th floor, in order to resolve on the following Agenda:

1. Examine the management accounts, analyze, discuss and vote on the Company’s Financial Statements related to the fiscal year ended on June 30th, 2014, including the Independent Auditors’ opinion and the Fiscal Council Report.

2. To resolve on the allocation of the financial result (loss) of the fiscal year ended on June 30th, 2014 and non-distribution of dividends.

3. Set the Company’s management annual overall compensation for the fiscal year initiated on July 1st, 2014.

4. To resolve on the election of the sitting members and the alternate members of the Company´s Fiscal Council, as well as set the compensation of elected members.

General Information:

In accordance with the paragraph 6 of Article 124 of Law 6,404 of December 15, 1976 ("LSA"), the document object of the resolutions of the General Assembly called herein, including those required by CVM Instruction 481/2009, are available to Shareholders’ consultation at the Company’s headquarters and on its website (www.brasil-agro.com), as well as on the websites of the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), and of BM&FBOVESPA (www.bmfbovespa.com.br).

Pursuant to paragraph 1 of Article 126 of LSA and paragraph 5 of Article 10 of the Company’s Bylaws, shareholder participation may be personal or by a duly appointed attorney. For the registration of individual shareholder, it is necessary to present an identity document and, if represented by an attorney, it is necessary to deliver the power of attorney. For the corporate entity, in turn, the documents that prove the powers of the legal representative and, if applicable, the power of attorney is needed.

The shareholder with participating fungible custody of registered shares who wish to attend the General Meeting must submit a statement containing the respective shareholding, issued by the appropriate depositary institution or the custodian of the shares, to prove their status as shareholders.

The required documentation to enable the participation of the shareholder at the General Meeting should be placed in the care of the Company’s Department of Investor Relations at the address indicated above, within three (3) days prior to the date of the General Meeting.

To contact the Investor Relations Department, use phones (55 11) 3035-5350 / (55 11) 3035-5374 or e-mail ri@brasil-agro.com.

São Paulo, September 24th, 2014.

Eduardo S. Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 24, 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer